UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

Commission File No. 1-8491

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures	F-3

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	F-4

	Statements of Net Assets Available for Benefits	F-5

	Statements of Changes in Net Assets Available for Benefits	F-6

	Notes to Financial Statements	F-7

Schedules:

	Schedule of Assets Held for Investment Purposes at Year End	F-14

Schedules I, II and III have been omitted as provided under SEC Release No. 33-6867.

(b)	Exhibits:

	23 Consent of BDO USA, LLP to incorporation by reference of their report dated June 27, 2013, on the audit of the financial statements of the Hecla Mining Company Capital Accumulation Plan.	F-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

By:	/s/ James Sabala	Date: June 27, 2013
James Sabala, Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

 Hecla Mining Company Capital Accumulation Plan

Coeur d’Alene, ID

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/BDO USA, LLP

Spokane, WA

June 27, 2013

Hecla Mining Company Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011

Assets

Investments, at Fair Value
Money market fund	$5,098,385	$5,296,378
Mutual funds	38,657,570	30,802,198
Common stock of Hecla Mining Company, including money market funds of $17,528 and $31,124	4,836,388	3,358,351

Total Investments	48,592,343	39,456,927

Receivables
Employer contributions	111,666	2,553
Participant contributions	—	3,715
Notes due from participants	1,735,921	1,670,775

Total Receivables	1,847,587	1,677,043

Net Assets Available for Benefits	$50,439,930	$41,133,970

See accompanying summary of significant accounting

policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Statements of Net Assets Available for Benefits

Years ended December 31,	2012	2011

Investment Income
Interest income – money market	$1,920	$2,295
Interest income – notes due from participants	71,455	75,466
Dividend income	868,092	704,808
Net appreciation (depreciation) in fair value of investments	4,390,231	(3,384,913)

Total Investment Income (Loss)	5,331,698	(2,602,344)

Contributions
Participants	3,954,357	3,611,638
Employer matching	2,609,499	2,230,953
Rollovers	561,942	455,628
Other additions	2,895	1,408

Total Additions to Net Assets	12,460,391	3,697,283

Deductions
Distributions to participants	(3,154,431)	(3,465,527)

Total Deductions from Net Assets	(3,154,431)	(3,465,527)

Net increase in net assets available for benefits	9,305,960	231,756

Net Assets Available for Benefits
Beginning of year	41,133,970	40,902,214

End of year	$50,439,930	$41,133,970

See accompanying summary of significant accounting

 policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

1. Summary of Accounting Policies

Basis of Accounting

The Hecla Mining Company Capital Accumulation Plan (“Plan”) financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and money market funds are reported at quoted market value for the number of shares held by the Plan at year-end. The Hecla Mining Company common stock fund is valued through a combination of quoted market price of the stock, per the New York Stock Exchange, and the valuation of cash equivalents held in the Plan through the use of models or other valuation methodologies.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Due from Participants

Notes due from participants are valued at their unpaid principal balance plus accrued interest. The Plan considers all notes receivable from participants at the end of a calendar quarter, following a calendar quarter for which there is any outstanding payment due, as in default. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statements of changes in net assets available for benefit.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan invests in funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The fair value of the Plan’s investment in Hecla Mining Company common stock fund amounted to $4,836,388 and $3,358,351 as of December 31, 2012 and 2011, respectively. Such investments represented 9.6% and 8.2% of the Plan’s total net assets available for Plan benefits as of December 31, 2012 and 2011, respectively. For risks and uncertainties regarding Hecla Mining Company, participants should refer to the December 31, 2012, Form 10-K and March 31, 2013, Form 10-Q of Hecla Mining Company filed with the Securities and Exchange Commission.

The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, which amends Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” to provide for common principles and requirements for fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement disclosure. The adoption of this guidance in 2012 did not have a material impact on the Plan’s financial statements.

2. Description of Plan

The following descriptions and disclosures about the Plan provide only general information. Participants should refer to the most recent version of the summary Plan description and the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan, which originally became effective on January 1, 1986. The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) section 401(a) for tax deferral status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Eligible Employees

All salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”), and its subsidiaries, who are residents of the United States are immediately eligible to enroll in the plan upon employment. Non-resident aliens that have no earned income from the Company within the U.S., hourly employees at the Company’s Lucky Friday Mine who are included in the United Steelworkers of America Local 5114, and employees engaged through lease arrangements are not allowed to participate in the Plan.

Contributions

The Plan allows non-highly and highly compensated employees, as defined by the Plan, to contribute from 1% to 50% of their compensation. Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution. Total pre-tax contributions may not exceed $17,000 and $16,500, respectively, for the years ended December 31, 2012 and 2011. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions may be suspended at any time upon thirty days written notice by the participant, with reinstatement and changes in suspended contributions effective for the following payroll period. Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

The Company makes matching contributions equal to 100% of deferred contributions, up to 6% of the participant’s compensation. The Company may also make a discretionary profit sharing contribution for any plan year. For the years ended December 31, 2012 and 2011, the Company did not make any profit sharing contributions.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, if eligible, earnings within the Plan and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account. Participants may direct the investment of their account balances into the investment options offered by the Plan. Currently the Plan offers twenty-two investment options for participants. Participants may elect to change the amounts invested in any one or all of the individual options at any time.

Vesting

Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Payment of Benefits

Distributions are made upon termination of employment, death, disability or retirement. When terminated, participants will receive a notice of options with regards to their account approximately 30 days from the date of termination. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of less than $1,000 in cases in which the participant or beneficiary did not take alternative action will be distributed as a cash payment, (b) balances of between $1,000 and $5,000 in cases in which the participant or beneficiary did not take alternative action will automatically be rolled over into an IRA, or (c) balances greater than $5,000 may be kept in the plan until a determined distribution date, rolled over, or distributed in installments, as opted by the participant or beneficiary. Withdrawals from the Plan may also be made upon circumstances of financial hardship or termination of the Plan, in accordance with provisions specified in the Plan. A participant’s contributions are suspended for six months after receipt of a withdrawal made upon circumstances of financial hardship.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Notes Due From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000, minus the highest outstanding loan balance or balances, if any, the participant had at any one time during the one-year period ending immediately before the date of the new loan, or (b) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator, which currently range from 4.25% to 9.00%. Principal and interest are repaid ratably through payroll deductions over periods ranging up to 5 years, unless the loan is for the purchase of the participant’s principal residence, in which case the Plan Administrator may permit a longer repayment term up to 15 years. Each participant may have up to, but no more than, two notes outstanding at any one time.

Administrative Expenses

Expenses for administration of the Plan are paid directly by the Company. The loan application fee is paid by the participant.

3. Investments

All of the Plan’s assets are managed and held by Vanguard Fiduciary Trust Company, the Trustee, which operates under the direction of certain officers of the Company. Participants may invest in one or more of the various mutual funds, money market funds, and Hecla Mining Company common stock fund sponsored by the Trustee.

The following investments represent 5% or more of the Plan’s net assets:

December 31,	2012	2011

Vanguard Prime Money Market	$5,098,385	$5,296,378
Mutual Funds
Vanguard Target Retirement 2025	$7,122,515	$5,292,499
Vanguard Target Retirement 2020	$5,068,126	$3,740,298
Vanguard Target Retirement 2015	$3,915,516	$3,354,822
Vanguard Target Retirement 2030	$3,717,253	$2,991,367
Vanguard Target Retirement 2035	$3,709,611	$3,110,556
Common Stock
Hecla Mining Company Common Stock Fund	$4,836,388	$3,358,351

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The net appreciation of the fair value of mutual funds for 2012 was $3,693,720 and the net depreciation of the fair value of mutual funds for 2011 was $787,025. The net appreciation in the fair value of the common stock of Hecla Mining Company for 2012 was $696,511, while the net depreciation was $2,597,888 in 2011.

4. Plan Termination

Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan Administrator shall determine.

5. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan received a letter from the IRS dated March 31, 2008, informing it that the Plan is qualified and exempt under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, management of the Company and the Plan Administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended December 31, 2009.

7. Fair Value Measurement

The following is a description of the valuation methodologies used for Plan assets, as well as the general classification of such items pursuant to the fair value hierarchy:

Money Market Fund—The fair values of the Money Market Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Mutual Funds—The fair values of the Mutual Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Common Stock of Hecla Mining Company, including Money Market Funds—The fair value of the Hecla Common Stock Fund is determined through a combination of the quoted share price on an active market for the common stock of Hecla Mining Company and the valuation of cash equivalents held in the fund through the use of models or other valuation methodologies. The Hecla Common Stock Fund is included in Level 2 of the fair value hierarchy.

There have been no changes in the methodology used at December 31, 2012 and 2011.

The tables below set forth the Plan’s assets that were accounted for at fair value as of December 31, 2012 and 2011, and the fair value calculation input hierarchy level that applies to each asset category.

Description	Balance at December 31, 2012	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds
Blended Funds	$35,091,893	$35,091,893	$—
Bond Funds	1,203,554	1,203,554	—
Growth Funds	1,298,594	1,298,594	—
Value Funds	1,063,529	1,063,529	—

Total Mutual Funds	38,657,570	38,657,570	—

Money Market Funds	5,098,385	5,098,385	—

Common Stock-Hecla Mining Company	4,836,388	—	4,836,388

Total	$48,592,343	$43,755,955	$4,836,388

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Description	Balance at December 31, 2011	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds
Blended Funds	$28,010,176	$28,010,176	$—
Bond Funds	1,044,151	1,044,151	—
Growth Funds	1,080,736	1,080,736	—
Value Funds	667,135	667,135	—

Total Mutual Funds	30,802,198	30,802,198	—

Money Market Funds	5,296,378	5,296,378	—

Common Stock-Hecla Mining Company	3,358,351	—	3,358,351

Total	$39,456,927	$36,098,576	$3,358,351

Supplemental Schedule

Hecla Mining Company Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)

			EIN: 77-0664171
			Plan Number: 004
		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

	Artisan International Fund	Mutual fund consisting of 45,584 shares	**	$1,120,905

	American Funds Growth Fund of America	Mutual fund consisting of 38,048 shares	**	$1,298,594

	Third Avenue Small-cap Value Fund	Mutual fund consisting of 13,788 shares	**	$308,446

*	Vanguard 500 Index Fund	Mutual fund consisting of 11,715 shares	**	$1,538,937

*	Vanguard Growth and Income Fund	Mutual fund consisting of 62,127 shares	**	$1,883,064

*	Vanguard Prime Money Market Fund	Cash equivalents at various interest rates averaging 0.04% in 2012	**	$5,098,385

*	Vanguard Strategic Equity Fund	Mutual fund consisting of 51,318 shares	**	$1,100,772

*	Vanguard Total Bond Market Index Fund	Mutual fund consisting of 108,526 units	**	$1,203,554

*	Vanguard Target Retirement 2010 Fund	Mutual fund consisting of 9,448 shares	**	$227,982

*	Vanguard Target Retirement 2015 Fund	Mutual fund consisting of 292,639 shares	**	$3,915,516

*	Vanguard Target Retirement 2020 Fund	Mutual fund consisting of 212,678 shares	**	$5,068,126

*	Vanguard Target Retirement 2025 Fund	Mutual fund consisting of 524,100 shares	**	$7,122,515

*	Vanguard Target Retirement 2030 Fund	Mutual fund consisting of 158,993 shares	**	$3,717,253

*	Vanguard Target Retirement 2035 Fund	Mutual fund consisting of 263,280 shares	**	$3,709,611

*	Vanguard Target Retirement 2040 Fund	Mutual fund consisting of 67,119 shares	**	$1,555,817

*	Vanguard Target Retirement 2045 Fund	Mutual fund consisting of 132,458 shares	**	$1,927,262

*	Vanguard Target Retirement 2050 Fund	Mutual fund consisting of 78,895 shares	**	$1,821,686

*	Vanguard Target Retirement 2055 Fund	Mutual fund consisting of 2,996 shares	**	$74,304

*	Vanguard Target Retirement 2060 Fund	Mutual fund consisting of 122 shares	**	$2,655

*	Vanguard Windsor II Fund	Mutual fund consisting of 25,701 shares	**	$755,083

*	Vanguard Target Retirement Income	Mutual fund consisting of 25,061 shares	**	$305,488

*	Hecla Mining Company Common Stock Fund	Common stock of the Company consisting of 829,569 shares, par value of $0.25	**	$4,836,388

*	Notes due from Participants	224 notes from participants with interest rates ranging from 4.25% - 9.00% maturing through August 2027	**	$1,735,921

* Represents party-in-interest to the Plan
** The cost of participant directed investments is not required to be disclosed.

 See accompanying notes to financial statements.